EXHIBIT 99.28

Material Change Report, dated September 17, 2004, regarding submission of Phase III protocols for AMD3100 to the U.S. Food and Drug Administration for special protocol assessment

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“Anormed” or the “Company”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

September 13, 2004

Item 3.

News Release

The press release was issued at Langley, B.C. on September 13, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on September 13, 2004, that it will submit its Phase III protocols for AMD3100, its lead drug candidate, to the U.S. Food and Drug Administration (FDA) for special protocol assessment (SPA).  AnorMED is evaluating AMD3100 as a potential new agent for stem cell transplant in cancer patients.

Item 5.

Full Description of Material Change

AnorMED announced on September 13, 2004 that it will submit its Phase III protocols for AMD3100, its lead drug candidate, to the FDA for the SPA.  AnorMED is evaluating AMD3100 as a potential new agent for stem cell transplant in cancer patients.

At the Company’s end of Phase II meeting Friday, September 10, 2004, the FDA provided guidance regarding two randomized pivotal studies, one in non-Hodgkin’s lymphoma patients and the other in multiple myeloma patients.  Both trials are designed to determine if patients who are given AMD3100 in combination with the standard agent, granulocyte-colony stimulating factor (G-CSF), have more stem cells available for transplantation than patients who received G-CSF and placebo.  The strongest predictor of success in stem cell transplant is the number of stem cells available for transplantation.

At this time the Company expects to enroll approximately 600 patients into its Phase III program, and contingent upon completion of the SPA, plans to initiate the trials in early 2005.  Additional information regarding the endpoints and length of patient follow up will be available upon completion of the SPA.

The SPA provides a forum for the FDA and the Company to reach agreement as to the design, execution, and analyses proposed in protocols reviewed under this process.  In general, these assessments are considered binding on the review division as well as the sponsor, unless public health concerns unrecognized at the time of a protocol assessment become evident or other scientific concerns arise.

AMD3100 is a novel drug candidate, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood.  AnorMED’s clinical program on AMD3100 is being conducted at multiple transplant centers in the United States.  Data from over 200 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Approximately 45,000 stem cell transplantations are performed yearly worldwide.  Bone marrow transplants, where stem cells were collected from patients using an invasive procedure, are now being replaced by peripheral blood stem cell transplant.  In this procedure, stem cells are collected from the circulating blood for transplantation.  Prior to collection, patients are given G-CSF which causes stem cells in the body to multiply.  The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream.  In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams

Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

September 17, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory